

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 23, 2016

Via E-Mail
Ms. Iryna Kologrim
President and Chief Executive Officer
Clancy Corp.
str. Vizantiou 28, Strovolos
Lefkosia, Cyprus, 2006

>   **Re: Clancy Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 12, 2016**
>   **File No. 333-213698**

Dear Ms. Kologrim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2016 letter.

General

1. We note that this amendment was filed only in marked form. Please ensure that your next amendment includes a clean copy, which is not marked to show changes, and a marked copy that does indicate the changes you have made.

2. We note your response to comment two in our letter dated October 13, 2016. We note that in the fourth paragraph of your response to comment two, you state that you have revenues of $1,500. Your response appears inconsistent with the disclosures in your registration statement. For example, on pages 5, 10, and 22 you state that you have no revenues. On page 5, you state that you have $2,500 in revenues. Please reconcile these inconsistencies.

3. We note from your response to comment two of our letter dated October 13, 2016 that you have entered into a contract with Afrodita Co. to purchase the company's soap products. Please revise your disclosures to include the material terms of your contract with Afrodita. Please file your agreement with Afrodita as an exhibit or tell us why you are not required to do so.

Outside Front Cover page of the Registration Statement

4. We note your response to comment four in our letter dated October 13, 2016. It appears that you do not have the correct agent for service listed. Please revise to include the name, address and telephone number of your current agent for service.

Front Cover Page of the Prospectus

5. We note your response to comment five in our letter dated October 13, 2016. Please move the entire last paragraph on page 2 beginning with "The information in this prospectus is not complete and may be amended. . . ." to the outside front cover page of the prospectus which is currently page 3.

Prospectus Summary, page 5

Our Company, page 5

6. In the second and sixth paragraphs you disclose that as of October 31, 2016 you have no revenue and a net loss of $7,377. We note that as of the three months ended October 31, 2016, you had a net loss of $6,176. We also note that from your inception through October 31, 2016, you had net losses of $7,377. Please clarify your disclosures here, and on pages 22 and 30.

Risk Factors, page 9

7. We note your response to comment eight in our letter dated October 13, 2016. Please revise your risk factor "Because our principal assets are located outside of the United States…" on page 12 to address the difficulties with bringing an original action in a Cyprus court to enforce liabilities based upon the United States federal securities laws against Ms. Kologrim.

Plan of Distribution, page 20

8. We note your response to comment nine in our letter dated October 13, 2016 and your disclosure that you do not have "copies" of any materials that you intend to use to solicit investors. Please revise to clearly state whether or not you have any materials you intend to use to solicit investors or remove this disclosure.

Description of Business, page 21

In General, page 22

9. Please disclose the term of your Lease Agreement.

Initial Focus of Our Business, page 22

10. We note your response to comment 13 in our letter dated October 13, 2016. We note the disclosure in the last paragraph of this section that you have entered into supply "agreements" and disclosure in the "Initial Focus of Our Business" section that you plan to purchase your raw materials from Hodm Professionals Limited. The terms of the purchase agreement filed as Exhibit 10.3 with Hodm Professionals Limited cover purchases of machines and equipment not raw materials. Please revise this section and page 5 to clearly state whether you have any supply agreements and file your material agreements, if any. Also, please revise your disclosure to make it consistent with the terms of the Purchase Agreement filed as Exhibit 10.3.

Development, Production and Distribution, page 25

11. We note your response to comment 14 in our letter dated October 13, 2016. We note the disclosure of your website. Please revise to clarify whether you intend to incorporate this website and its contents into your prospectus.

Employees and Employment Agreements, page 27

12. We note your response to comment 15 in our letter dated October 13, 2016 and disclosure that you have no employees. Please revise your disclosure in the "Significant Employees and Consultants" section on page 33 to clearly disclose, if true, that Ms. Kologrim is an independent contractor and not your employee.

Financial Statements – July 31, 2016, page 37

Report of Independent Registered Public Accounting Firm, page 38

13. We note your responses to comments 22 and 23 in our letter dated October 13, 2016; however, it does not appear that the auditors' report has been revised. Please have your auditor revise its report:

- to provide an explanatory paragraph expressing that there is substantial doubt about your ability to continue as a going concern. Refer to AU Section 341 for guidance;

- to revise the introduction and opinion paragraphs to specifically state that for the statements of operations, stockholders' equity, and cash flows, the period audited was from March 22, 2016 (date of inception) to July 31, 2016; and

- to remove the reference to consolidated financial statements since it appears that you have no subsidiaries.

Financial Statements – October 31, 2016, page 47

Note 7 – Income Taxes, page 54

14. Your disclosure states that your valuation allowance at October 31, 2016 was approximately $2,508. In this regard, it appears to us that the bottom of your table on page 54 should show that your deferred tax assets, and the related offsetting valuation allowance, at October 31, 2016 and July 31, 2016 were $2,508 and $408, respectively. Please advise or revise your registration statement as appropriate.

Note 8 – Subsequent Events, page 55

15. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Indemnification of Direction and Officers, page 57

16. We note your response to comment 21 of our letter dated October 31, 2016 that your bylaws and articles of incorporation do not include any provisions regarding indemnification. Your disclosures on page 57 are confusing. Please revise your disclosure to address any Nevada statutes relating to indemnification. Refer to Item 702 of Regulation S-K.

Signatures, page 59

17. We note that the registrant signed the registration statement on the "0th" day of December, 2016. Please ensure that your signature page is dated concurrent with the date you file your amendment.

Exhibit 23.1

18. We note your response to comment 28 in our letter dated October 13, 2016; however, it does not appear that the consent was revised. Please have your auditor revise its consent to include a statement acknowledging the reference to it as an expert in auditing and accounting as indicated on page 36. Refer to Rule 436 of Regulation C.

19. Please revise the second bullet of your consent to refer to the statements of operations, stockholders' equity, and cash flows for the period of March 22, 2016 (date of inception) to July 31, 2016.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and Construction

Cc: <u>Via E-Mail</u>
       Alan P. Fraade, Esq.